

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

January 31, 2007

Mr. James M. Sullivan
Solutia, Inc
575 Maryville Centre Drive
P.O. Box 66760
St. Louis, Missouri 63166-6760

      **RE: Solutia Inc.
               Form 10-K for the fiscal year ended December 31, 2005
               Filed March 15, 2006
               File #1-13255**

Dear Mr. Sullivan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
     .

                        Sincerely,

                        John Cash
                        Accounting Branch Chief